================================================================================

                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
        ACT OF 1934
                  For the year ended December 31, 2004


                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
                  For the transition period from ____________ to ______________


                        Commission file number 001-13958


A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:


                    THE HARTFORD INVESTMENT AND SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                HARTFORD PLAZA, HARTFORD, CONNECTICUT 06115-1900


================================================================================

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

                                TABLE OF CONTENTS

                           DECEMBER 31, 2004 AND 2003

                                                                                                       Page No(s).
                                                                                                       -----------
Report of Independent Registered Public Accounting Firm                                                    F-1

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                           F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
      December 31, 2004                                                                                    F-3

Notes to Financial Statements                                                                           F-4 - F-8

Supplemental Schedule:

         Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of                   F-9 - F-11
           Year) as of December 31, 2004

Signature                                                                                                 F-12

EXHIBITS

         Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm                          F-13

      All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Members of
The Hartford Investment and Savings Plan
Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Hartford, Connecticut
May 27, 2005

                                                                 EIN# 06-0383750
                                                                       PLAN# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2004 AND 2003
                                ($ IN THOUSANDS)

                                                         2004           2003
--------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
     The Hartford Financial Services
         Group, Inc. common stock
         (10,848,460 and 12,407,353 shares at
         December 31, 2004 and 2003,
         respectively)                               $    751,907   $   732,406
       Index fund                                         237,593       215,466
       Mutual funds                                       647,268       481,815
       Pooled temporary investments                        22,209        25,706
       Group annuity contracts, at contract value         562,197       485,877
       Loans receivable from members                       37,095        34,545
                                                     ------------   -----------
             Total investments                          2,258,269     1,975,815
   Dividends and interest receivable                        5,538         5,609
--------------------------------------------------------------------------------
          TOTAL ASSETS                                  2,263,807     1,981,424
LIABILITIES
   Other liabilities                                          462           456
--------------------------------------------------------------------------------
          TOTAL LIABILITIES                                   462           456
--------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                    $  2,263,345   $ 1,980,968
================================================================================

See Notes to Financial Statements.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                                ($ IN THOUSANDS)

                                                                       2004
------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Net appreciation in fair value of investments               $    200,298
     Dividends and interest                                            46,000
------------------------------------------------------------------------------
       Total investment gains                                         246,298
   Interest on member loans                                             2,079
   Employee contributions                                             103,745
   Employer contributions, net of forfeitures                          49,311
   Rollover contributions                                              17,309
------------------------------------------------------------------------------
       TOTAL ADDITIONS                                                418,742


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to members                                           127,427
   Administrative expenses                                              3,400
   Other, net                                                           5,538
------------------------------------------------------------------------------
       TOTAL DEDUCTIONS                                               136,365
------------------------------------------------------------------------------

NET INCREASE                                                          282,377
------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                1,980,968
------------------------------------------------------------------------------
   End of year                                                   $  2,263,345
==============================================================================

See Notes to Financial Statements.

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
                                ($ IN THOUSANDS)

NOTE 1.  DESCRIPTION OF THE PLAN

The following description of The Hartford Investment and Savings Plan (the "Plan") is provided for general information purposes only. Members should refer to the Plan Document for more complete information.

The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, "The Hartford" or the "Company") provide investment products, life insurance, group benefits, automobile and homeowners products, and business and property-casualty insurance to both individual and commercial customers in the United States and internationally. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the members.

Plan Changes

There have been several amendments to the Plan Document during the years ended December 31, 2004 and 2003. See Note 9 for a general description of the changes.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trust, as defined in the Plan Document, is the aggregate funds held by the Trustee, State Street Bank and Trust Company, under the trust agreement established for the purposes of this Plan.

Contributions

Plan members may generally elect to save 2% to 30% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the "Code").

Basic Before-Tax Savings are contributions which are not in excess of the first 6% of a member's base salary. For members who have completed at least six months of service, an amount equal to 50% of a member's Basic Before-Tax Savings is matched by the Company ("Matching Company contribution"). Members' savings in excess of 6% of base salary are supplemental savings that are not matched by the Company. In addition, effective January 1, 2004, for employees who have completed at least six months of service, the Company allocates 0.5% of highly compensated eligible employees' base salary and 1.5% of all other eligible employees' base salary ("Floor Company contribution") to each of their Floor Company contribution accounts. Pursuant to the terms of the Plan, highly compensated employees are employees whose prior year earnings are equal to or exceed $90 per annum. An employee becomes eligible for Floor Company contributions after reaching the age of 19 and completing six months of service, regardless of whether the employee elects to participate in the Plan. For the year ended December 31, 2003, the Company allocated 0.5% of base salary to Floor Company contributions for all eligible employees.

Administrative Costs

The Trust pays certain administrative expenses of the Plan up to 0.25% of the market value of Trust assets. Expenses not paid by the Trust are borne by the Company.

Member Accounts

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined in the Plan Document. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account balance.

                                ($ IN THOUSANDS)

Vesting

Members are 100% vested at all times with respect to employee and Floor Company contributions and earnings thereon. Vesting in Matching Company contributions begins after one year of employment at which time members are 20% vested. The vesting increases 20% each consecutive year after that until the fifth consecutive year of employment at which time the members are 100% vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Matching Company contribution account upon retirement (for certain members), disability, death, or reaching age 65, or upon the complete discontinuance of Matching Company contributions or termination of the Plan.

Investment Options

Contributions of member savings and Company contributions are invested in any of the 16 investment options of the Plan in multiples of 1%, as elected by the member ("member directed investments").

Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 8 for further discussion.

Member Loans

Members may borrow from their accounts a minimum of $0.5 ($1 prior to January 1, 2004) to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate in the 3-month period the loan originates (as published in the Wall Street Journal) plus 1% and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts; annual installments over a period not greater than thirty years (subject to certain conditions); annual installments over the recipient's life expectancy; or stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $670 and $1,046, respectively. These forfeitures are applied to reduce future employer contributions. During the year ended December 31, 2004, employer contributions were reduced by $1,104 from forfeitures.

NOTE 2.  ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

                                ($ IN THOUSANDS)

Investment Valuation and Income Recognition

The Plan utilizes various investment instruments, including mutual funds, company stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term.

The Plan's investments are stated at fair value except for its investment in group annuity contracts, which is valued at contract value (see Note 4). The fair value of the common stock of The Hartford Financial Services Group, Inc. is based on quoted market prices. Mutual funds and pooled temporary investment funds are valued at the net asset value of shares held by the Plan at year end. Member loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits paid to members are recorded when distributed (see Note 7).

Contributions

Employee and employer matching contributions are recorded in the period during which the Company makes payroll deductions from members' compensation.

NOTE 3.  INVESTMENTS

Investments of the Plan consist of common stock of the Company, various investment funds (including index and mutual funds managed by the Company and pooled temporary investment funds managed by the Trustee), group annuity contracts issued by unaffiliated insurers that are held by an investment fund sponsored by the Company, and loans receivable from members.

The following investments represented 5% or more of the fair value of the Plan's net assets at the end of the Plan year:

                                                                                              DECEMBER 31,
                                                                                         2004             2003
--------------------------------------------------------------------------------------------------------------------
The Hartford Financial Services Group, Inc. common stock (10,848,460 and
    12,407,353 shares at December 31, 2004 and 2003, respectively)                  $     751,907    $     732,406
Index Fund                                                                                237,593          215,466
Mutual funds: Capital Appreciation HLS Fund                                               150,037          100,069
Group Annuity Contracts:
     JPMorgan Chase Bank #AITTH01                                                         132,170          121,246
     Transamerica Life Insurance & Annuity Company #TDA76592TR                                  *           90,891
     UBS AG Group Annuity Contract #3024                                                  131,871          105,052

* Investment did not represent 5% or more of the fair value of the Plan's net assets at December 31, 2004.

For the year ended December 31, 2004, the Plan's investments had net appreciation, including gains and losses on investments bought and sold, as well as held during the year, of:

--------------------------------------------------------------------------------
                                                                        2004
--------------------------------------------------------------------------------
The Hartford Financial Services Group, Inc. common stock       $     119,909
Index Fund                                                            23,279
Mutual funds                                                          57,110
--------------------------------------------------------------------------------
Net appreciation in fair value of investments                  $     200,298
================================================================================

                                ($ IN THOUSANDS)

NOTE 4.  INVESTMENTS IN GROUP ANNUITY CONTRACTS

The Plan has entered into numerous traditional and synthetic group annuity contracts primarily with unaffiliated insurance carriers. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. The key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract and traditional group annuity contracts have fixed crediting interest rates. These contracts are fully benefit-responsive and are included in the financial statements at contract value. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 31, 2004 and 2003, the estimated contract value of the group annuity contracts, approximating the fair market value, was $562,197 and $485,877, respectively. There are no reserves against contract value for credit risk of contract issuer. The average yield and weighted average crediting interest rate on these contracts were 4.77% and 4.85%, respectively, for the year ended December 31, 2004. Crediting interest rates are generally reset quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield.

NOTE 5.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 25, 1998, and again on March 23, 2004, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6.  PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected members shall automatically become fully-vested.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing members are recorded on Form 5500 as benefit claims that have been processed and approved for payment, but not paid, prior to the end of the Plan year. However, these amounts are not recorded in the Plan's financial statements until they have been paid. As of December 31, 2004 and 2003, the following is a reconciliation of net assets available for plan benefits according to the accompanying financial statements to Form 5500:

                                                                                              2004             2003
    -----------------------------------------------------------------------------------------------------------------------
     Net assets available for benefits per accompanying financial statements             $    2,263,345   $    1,980,968
     Amounts allocated to withdrawing members                                                       (51)             (54)
    -----------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits per Form 5500                                $    2,263,294   $    1,980,914
    =======================================================================================================================

The following is a reconciliation of benefits paid to members according to the accompanying financial statements to the amounts reflected in the Form 5500 for the year ended December 31, 2004:

                                                                                                        2004
    -------------------------------------------------------------------------------------------------------------
     Benefits paid to members per accompanying financial statements                              $      127,427
     Amounts allocated to withdrawing members at beginning of year                                          (54)
     Amounts allocated to withdrawing members at end of year                                                 51
    -------------------------------------------------------------------------------------------------------------
     Benefits paid to members per Form 5500                                                      $      127,424
    =============================================================================================================

                                ($ IN THOUSANDS)

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in funds managed by State Street Bank and Trust Company (the Trustee) and certain subsidiaries of The Hartford. Fees paid by the Plan for Trustee, custodial and investment management services provided by the Trustee amounted to $883 for the year ended December 31, 2004. Fees paid by the Plan to certain subsidiaries of the Company for the issuance of group annuity contracts amounted to $51 for the year ended December 31, 2004. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of The Hartford's common stock. At December 31, 2004 and 2003, the Plan held 10,848,460 shares and 12,407,353 shares of common stock of The Hartford with a cost basis of $421,708 and $475,888, respectively. During the year ended December 31, 2004, the Plan recorded dividend income from The Hartford's common stock and mutual funds of $20,733.

NOTE 9.  PLAN AMENDMENTS

Effective January 1, 2004, the following changes were made to the Plan:

   - The Floor Company contribution increased from 0.5% to 1.5% for non-highly compensated Plan members. Floor Company contributions made after January 1, 2004 are not available for in-service withdrawals prior to age 59 1/2.

   - The default investment option for Floor Company contributions made after January 1, 2004 is The Hartford Money Market HLS Fund for Plan members who have not made an investment election.

   -  The minimum loan amount decreased from $1.0 to $0.5.

   - Certain employees of Planco Financial Services, Inc., a wholly owned subsidiary of The Hartford, became eligible to participate in the Plan. These Plan members are not eligible to receive Matching Company contributions or Floor Company contributions.

Effective January 1, 2003, the following changes were made to the Plan:

   - The annual before-tax savings limit in the Plan increased from $11 to $12 for 2003 and the amount of before-tax money that may be contributed was increased by $1 each year until the limit reaches $15 in 2006. This limit will increase for inflation in $0.5 increments after 2006. The total annual contribution limit for combined before- and after- tax savings remained at $40.

   - Deutsche Bank Trust Company was replaced by State Street Bank and Trust Company as Trustee of the Plan Trust.

   - The Plan year changed from a fiscal year ending December 30 to a calendar year ending December 31.

   - The dollar threshold for determining highly compensated employees increased from $85 to $90. This determination is based on a member's prior year earnings.

   - If a member dies after requesting benefit payments in the form of periodic installments but before all installment payments are paid, the beneficiary (either spouse or non-spouse) has the option to receive the remaining benefit in a lump sum or installments.

   -  Terminated members have the option to continue to make loan repayments.

   On July 10, 2003, member balances in the amount of $223 from the 401(k) Plan of Access Coveragecorp Inc. (a wholly owned subsidiary of The Hartford) were merged into the Plan.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100

         THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
          FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)
                                DECEMBER 31, 2004
                                ($ IN THOUSANDS)

                                    (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                           (e) CURRENT
(a)    (b) IDENTITY OF PARTY            RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE            (d) COST          VALUE
------------------------------------------------------------------------------------------------------------------------------------
       The Hartford Financial Services Group, Inc. Stock Fund

*      The Hartford                 The Hartford Financial Services Group, Inc. common stock
                                    (10,848,460 shares)                                              $      ***    $       751,907

*      State Street Bank and Trust  State Street Cash Fund - STIF                                           ***              4,907
                                                                                                                   ---------------
                                             SUBTOTAL STOCK FUND                                                           756,814
                                                                                                                   ---------------


       Index Fund

*      The Hartford                 Index Fund, Fund #NCD5                                                  ***            237,593
                                                                                                                   ---------------
                                             SUBTOTAL INDEX FUND                                                           237,593
                                                                                                                   ---------------

       Stable Value Fund

*      The Hartford                 Stable Value Fund, Fund #NCD6, including
                                       the following group annuity contracts:

       Caisse des Depots et
           Consignations            Group Annuity Contract #WR1879 01, 3.59%, 5/31/2014                     ***             52,923

       Canada Life Assurance
           Company                  Group Annuity Contract #P46092, 5.77%, 4/10/2006                        ***              8,218

       General Electric Capital
           Assurance Company        Group Annuity Contract #GS3614, 5.78%, 6/01/2006                        ***              6,048

       Monumental Life Insurance
           Company                  Group Annuity Contract #MDA00380TR, 4.01%, 5/31/2014                    ***             50,984

       JPMorgan Chase Bank          Group Annuity Contract #AITTH01, 5.09% **                               ***            132,170

       Security Benefit Life
           Insurance Company        Group Annuity Contract #G-0105, 6.46%, 1/25/2006                        ***              8,267

       Monumental Life Insurance
           Company                  Group Annuity Contract #ADA00212TR, 5.18% **                            ***             77,014

       Transamerica Life Insurance
           & Annuity Company        Group Annuity Contract #TDA76592TR, 4.57%, 5/31/2014                    ***             94,702

       UBS AG                       Group Annuity Contract #3024, 4.90% **                                  ***            131,871
                                                                                                                   ---------------
                                             SUBTOTAL GROUP ANNUITY CONTRACTS                                              562,197
                                                                                                                   ---------------
----------------------------------------------------------------------------------------------------------------------------------

*   Indicates party-in-interest.

** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

*** Cost information is not required for member directed investments, and therefore is not included.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100

         THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
          FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)
                          DECEMBER 31, 2004 (CONTINUED)
                                ($ IN THOUSANDS)


                                    (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                           (e) CURRENT
(a)    (b) IDENTITY OF PARTY            RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE            (d) COST          VALUE
------------------------------------------------------------------------------------------------------------------------------------

*      State Street Bank and Trust   Hartford STIF                                                   $      ***  $          15,657
                                                                                                                     -------------
                                             SUBTOTAL STABLE VALUE FUND                                                    577,854
                                                                                                                     -------------
       MUTUAL FUNDS:

       Stock HLS Fund

*      The Hartford                 Hartford Series Fund Inc. Stock HLS Fund,  Class IA shares,
                                    Fund #NCD2                                                              ***              8,918

       Advisers HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Advisers HLS Fund, Class IA shares,
                                     Fund #NCC5                                                             ***             59,290

       Bond HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares,
                                     Fund #NCC3                                                             ***             50,643

       Money Market HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Money Market HLS Fund, Class IA
                                     shares, Fund #NCD1                                                     ***             38,424

       Dividend and Growth HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Dividend and Growth HLS Fund,
                                     Class IA shares, Fund #NCD4                                            ***             60,352

       International Opportunities HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. International Opportunities HLS
                                     Fund, Class IA shares, Fund #NCC6                                      ***             33,708

       Capital Appreciation HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Capital Appreciation HLS Fund,
                                     Class IA shares, Fund #NCD3                                            ***            150,037
       Small Company HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Small Company HLS Fund, Class IA
                                    shares, Fund #NCC1                                                      ***             63,025

       MidCap HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares,
                                    Fund #NCC2                                                              ***            109,256

------------------------------------------------------------------------------------------------------------------------------------

*   Indicates party-in-interest.

** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

*** Cost information is not required for member directed investments, and therefore is not included.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100

         THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
          FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)
                          DECEMBER 31, 2004 (CONTINUED)
                                ($ IN THOUSANDS)

                                    (c)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                          (e) CURRENT
(a)    (b) IDENTITY OF PARTY             RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE           (d) COST          VALUE
------------------------------------------------------------------------------------------------------------------------------------
       High Yield HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. High Yield HLS Fund, Class IA
                                    shares, Fund #NCC4                                               $      ***    $        16,080

       Global Leaders HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Global Leaders HLS Fund, Class
                                    IA shares, Fund #NCC7                                                   ***             28,971

       Global Health HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Global Health HLS Fund, Class IA
                                    shares, Fund #NCC9                                                      ***             15,176

       Global Technology HLS Fund

*      The Hartford                 Hartford Series Fund, Inc. Global Technology HLS Fund,
                                    Class IA shares, Fund #NCC8                                             ***             13,388
                                                                                                                   ----------------
                                             SUBTOTAL MUTUAL FUNDS                                                         647,268
                                                                                                                   ----------------

       Cash Fund - STIF

*      State Street Bank and Trust  State Street STIF                                                       ***                625
                                                                                                                   ----------------
                                             SUBTOTAL CASH FUND                                                                625
                                                                                                                   ----------------

       Clearing Account

*      State Street Bank and Trust  Clearing Account, Fund #NCD8                                            ***              1,020
                                                                                                                   ----------------
                                             SUBTOTAL CLEARING ACCOUNT                                                       1,020
                                                                                                                   ----------------

       Loan Fund

*      Plan Members                 Loans Receivable from Members, maturing in 2005 through
                                    2019 bearing interest at rates from 5.00% - 11.50%                      N/A             37,095
                                                                                                                   ----------------
                                             SUBTOTAL LOAN FUND                                                             37,095
                                                                                                                   ----------------

                                                                                                                   ================
                                             TOTAL                                                                 $     2,258,269
                                                                                                                   ================


--------------------------------------------------------------------------------
*   Indicates party-in-interest.

** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

*** Cost information is not required for member directed investments, and therefore is not included.

                                    SIGNATURE

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT
         PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON BEHALF OF THE EMPLOYEE BENEFIT PLAN BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                            (NAME OF PLAN)

                                    BY: /S/ LYNN FARRELL
                                    --------------------
                                    (LYNN FARRELL, PLAN ADMINISTRATOR)
                                    JUNE 15, 2005